Citibank Credit Card Issuance Trust
Final Term Sheet dated December 12, 2006
$500,000,000 Floating Rate Class 2006-A8 Notes of December 2016
(Legal Maturity Date December 2018)

The issuance trust proposes to issue and sell Class 2006-A8 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated October 5, 2006, as supplemented. The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2006-A7 Notes described in the prospectus supplement dated October 12, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$500,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:
Three-month LIBOR plus 0.04% per annum (for the initial interest period LIBOR will be interpolated between three-month and four-month LIBOR and for the interest period ending on the expected principal payment date LIBOR will be two-month LIBOR)

Expected Principal Payment Date:	December 15, 2016
Legal Maturity Date:	December 17, 2018
Expected Issuance Date:	December 19, 2006
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
15th day of each January, April, July and October, beginning April 2007, and on the expected principal payment date; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month

Price to Public:	$500,000,000 (or 100.00%)
Underwriting Discount:	$1,875,000 (or 0.375%)
Proceeds to issuance trust:	$498,125,000 (or 99.625%)
Underwriters and allocations:	Citigroup, $166,668,000 Credit Suisse, $166,666,000 Lehman Brothers, $166,666,000
Underwriters' Concession:	0.325%
Reallowance Concession:	0.200%
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes
Interest Rate Swap
In order to manage interest rate risk, the issuance trust intends to enter into an interest rate swap with a financial institution with a rating of at least “A” or its equivalent by at least two nationally recognized rating agencies, as swap counterparty.

Under the interest rate swap, the issuance trust will pay interest monthly to the swap counterparty on the notional amount at a fixed rate of 5.0060% per annum and the swap counterparty will pay interest monthly to the issuance trust on the notional amount at the floating rate of interest applicable to these Class A notes.

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap is less than 10%.
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:
As of December 11, 2006, there were 66 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $62,165,249,918, consisting of:
          Class A notes $54,940,249,918
          Class B notes $ 2,750,000,000
          Class C notes $ 4,475,000,000

As of December 11, 2006, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 5.40% per annum, consisting of:
Class A notes 5.35% per annum
Class B notes 5.54% per annum
Class C notes 5.97% per annum

Master Trust Assets and Receivables:
The aggregate amount of credit card receivables in the master trust as of September 24, 2006 was $74,853,922,640, of which $73,883,913,569 were principal receivables and $970,009,071 were finance charge receivables.

Annex I:
The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on November 14, 2006. Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables has been stored by Citibank (South Dakota) since January 2006 and can be found at www.citigroup.com/citigroup/citibankmastertrust/staticpool.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust's registration statement is 333-131355. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.